                                                       EDISON INTERNATIONAL

                                           COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                     (Thousands of Dollars)

                                                                    Year Ended December 31,
                                             ---------------------------------------------------------------------
                                                2001(5)        2002(5)       2003(5)        2004           2005
                                             ------------   ------------  ------------   -----------  ------------

EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before fixed charges and taxes (1)     $5,567,725    $ 2,619,639   $ 1,856,153    $1,124,330   $ 2,398,068
Add:
  Rentals (2)                                    154,984        246,682       247,512       216,877       200,764
  Allocable portion of interest
      on long-term contracts for
      the purchase of power (3)                    1,659          1,616         1,568         1,515         1,457
  Amortization of previously capitalized
      fixed charges                                6,214          6,514         7,284         1,405         1,579
                                             ------------   ------------  ------------   -----------  ------------

Total earnings before income
  taxes and fixed charges (A)                 $5,730,582    $ 2,874,451   $ 2,112,517    $1,344,127   $ 2,601,868
                                             ============   ============  ============   ===========  ============

FIXED CHARGES:
  Interest and amortization                   $1,453,534    $ 1,125,752     $ 988,665     $ 974,622   $   803,932
  Rentals (2)                                    154,984        246,682       247,512       216,877       200,764
  Capitalized interest (4)                        14,820          4,457         6,649            70           363
  Allocable portion of interest on
      long-term contracts for
      the purchase of power (3)                    1,659          1,616         1,568         1,515         1,457
  Dividends on preferred securities               83,790         89,337        73,255             -             -
  Subsidiary preferred and preference stock
      dividend requirements - pre-tax basis       37,794         25,222        18,264        22,962        38,131
                                             ------------   ------------  ------------   -----------  ------------
Total fixed charges (B)                       $1,746,581    $ 1,493,066   $ 1,335,913    $1,216,046   $ 1,044,647
                                             ============   ============  ============   ===========  ============

RATIO OF EARNINGS TO
  FIXED CHARGES (A) / (B):                          3.28           1.93          1.58          1.11          2.49
                                             ============   ============  ============   ===========  ============

(1)   Includes allowance for funds used during construction, accrual of unbilled revenue and minority interest.

(2)   Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.

(3)   Allocable portion of interest included in annual minimum debt service requirement of supplier.

(4)   Includes the fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnerships.

(5)   Revised to exclude the income and expenses associated with discontinued operations.